

SUN COMMUNITIES, INC.











Press Release
SECOND QUARTER 2010

Sun Communities, Inc. Reports 2010 Second Quarter Results

Southfield, MI, July 27, 2010 - Sun Communities, Inc. (NYSE: SUI) (the "Company"), a real estate investment trust ("REIT") that owns and operates manufactured housing and recreational vehicle communities, today reported second quarter results.

Highlights: Three Months Ended June 30, 2010 vs. June 30, 2009

➢ Total revenues were $66.3 million, up $3.0 million or 4.8 percent.

➢ Funds from Operations ("FFO")[1] excluding certain items was $0.66 per diluted share and OP Unit ("Share"), an increase of 6.5%.

➢ Same Site Net Operating Income ("NOI")[2] increased by 3.4 percent.

➢ Home sales increased 50.7 percent, from 270 units to 407 units.

"Our second quarter results continue to illustrate strong performance from our same site portfolio, home sales and revenue producing site metrics. Together these items produced a quarter over quarter increase in FFO of $0.04 per Share which would have been even higher absent additional one time expenses of $0.02 per Share and dilution of $0.01 per Share from the issuance of common stock", said Gary A. Shiffman, Chairman and Chief Executive Officer. "The performance of our Midwest portfolio continues to improve as our communities in Michigan, Ohio and Indiana gained over a hundred sites for the second quarter in a row and produced over 200 of the home sales we recorded during the quarter; an improvement of nearly 67% from the same quarter last year", added Shiffman.

Funds from Operations [1]

FFO[1] increased to $13.1 million, or $0.62 per diluted Share, in the second quarter of 2010 as compared to $12.5 million, or $0.60 per Share, in the second quarter of 2009. Excluding certain items delineated in the Reconciliation of Net Loss to FFO[1] table accompanying this release, FFO[1] was $14.0 million, or $0.66 per Share, for the second quarter of 2010 as compared to $13.0 million, or $0.62 per Share, in the second quarter of 2009.

FFO[1] increased to $30.8 million, or $1.46 per Share, for the six months ended June 30, 2010 as compared to $28.8 million, or $1.39 per Share, for the six months ended June 30, 2009. Excluding certain items delineated in the Reconciliation of Net Loss to FFO[1] table accompanying this release, FFO[1] was $31.7 million, or $1.50 per Share for the six months ended June 30, 2010 as compared to $29.2 million, or $1.40 per Share, for the six months ended June 30, 2009.

Community Occupancy

During the second quarter of 2010, revenue producing sites increased by 192 sites, compared to an increase of 123 sites during the second quarter of 2009. For the six months ended June 30, 2010, revenue producing sites increased by 434 sites, compared to an increase of 289 sites for the six months ended June 30, 2009, an improvement of 145 sites period over period.

Revenue producing sites were 38,369 at June 30, 2010 compared to 38,000 at June 30, 2009, an increase of 369 sites. Occupancy was 84.3 percent at June 30, 2010 compared to 83.6 percent at June 30, 2009.

The Company rented an additional 206 homes during the six months ended June 30, 2010, bringing the total number of occupied rentals to 5,953.

Same Site Results

For 136 communities owned throughout 2010 and 2009, second quarter 2010 total revenues increased 2.6 percent and total expenses increased 0.7 percent, resulting in an increase in NOI[2] of 3.4 percent over the second quarter of 2009. For the six months ended June 30, 2010, total revenues increased 2.0 percent and total expenses increased 0.8 percent resulting in an increase in NOI[2] of 2.5 percent over the six months ended June 30, 2009.

Home Sales

During the second quarter of 2010, 407 homes were sold, an increase of 50.7 percent from the 270 homes sold during the second quarter of 2009. During the six months ended June 30, 2010, 732 homes were sold, an increase of 41.3 percent from the 518 homes sold during the six months ended June 30, 2009.

Rental home sales, included in total home sales above, totaled 214 and 392 for the three and six months ended June 30, 2010, as compared to 178 and 346 for the same periods in 2009.

Net Loss Attributable to Common Stockholders

Net loss attributable to common stockholders for the second quarter of 2010 was $(2.4) million, or $(0.13) per diluted common share, compared with $(2.3) million, or $(0.12) per diluted common share, for the second quarter of 2009. Net loss attributable to common stockholders for the six months ended June 30, 2010 was $(1.1) million, or $(0.06) per diluted common share, compared with $(1.4) million, or $(0.07) per diluted common share, for the six months ended June 30, 2009.

Other Events

Stock Issuance

The Company sold more than five-hundred thousand shares of common stock during the six months ended June 30, 2010, issued at a weighted average price of $28.69 per share, resulting in additional net capital of $14.1 million.

Transfer of Installment Notes

During the quarter the Company completed a sale of $6.3 million involving our installment notes. This transaction was recorded as a transfer of financial assets.

Secured Line of Credit

In May 2010, the Company entered into a $20.0 million secured line of credit agreement collateralized by a portion of the Company's rental home portfolio. The current balance drawn is $9.0 million. The agreement has a maximum 10-year term that can be prepaid partially or in full at the Company's option any time before the maturity date without penalty.

"We are pleased with the strong momentum of our financial and operating metrics and are looking forward to further positive results. These efforts are supported by the additional financial flexibility which we achieved in the quarter", said Shiffman

General and administrative – real property

As previously disclosed, the Company settled a long-standing lawsuit for a cash payment of $0.4 million. This charge, along with a separation payment of $0.2 million, increased general and administrative – real property expenses during the quarter.

Earnings Guidance

Taking into effect the anticipated annual dilution of $0.04 per Share related to equity and $0.02 per Share of other one time incurred expenses, the Company reaffirms guidance of $2.89 to $2.98 per Share.

Earnings Conference Call

A conference call to discuss second quarter operating results will be held on July 27, 2010, at 11:00 A.M. EDT. To participate, call toll-free 877-941-2333 and reference conference ID number 4326132. Callers outside the U.S. or Canada can access the call at 408-629-9692. A replay will be available following the call through August 10, 2010, and can be accessed by dialing 800-406-7325 from the U.S. or 303-590-3030. The Conference ID number for the replay is 4326132. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a REIT that currently owns and operates a portfolio of 136 communities comprising approximately 47,600 developed sites.

For more information about Sun Communities, Inc., please visit our website at www.suncommunities.com.

Contact

Please address all inquires to our investor relations department, at our website www.suncommunities.com, by phone (248) 208-2500, by facsimile (248) 208-2645 or by mail Sun Communities, Inc. Investor Relations, 27777 Franklin Road Southfield, MI 48034.

[1] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (loss) (computed in accordance with generally accepted accounting principles "GAAP"), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income (loss) including depreciation and amortization, FFO should be used as an adjunct to net income (loss) and not as an alternative to net income (loss). The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income (loss) as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Management also uses an Adjusted Funds from Operations ("Adjusted FFO") non-GAAP financial measure, which excludes certain gain and loss items that management considers unrelated to the operational and financial performance of the Company's core business. Other REITs may use different methods for calculating FFO and Adjusted FFO and, accordingly, the Company's FFO and Adjusted FFO may not be comparable to other REITs.

[2] Investors in and analysts following the real estate industry utilize NOI as a supplemental performance measure. NOI is derived from revenues minus property operating expenses and real estate taxes. NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (loss) (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income (loss) is the most directly comparable GAAP measurement to NOI. Net income (loss) includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that NOI is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization, interest expense, and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

Forward Looking Statements

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. Forward-looking statements can be identified by words such as "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions in this press release that predict or indicate future events and trends and that do not report historical matters.

These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks, uncertainties, and other factors, some of which are beyond our control. These risks, uncertainties, and other factors may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include national, regional and local economic climates, the ability to maintain rental rates and occupancy levels, competitive market forces, changes in market rates of interest, the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those risks and uncertainties referenced under the headings entitled "Risk Factors" contained in our 2009 Annual Report, and the Company's other periodic filings with the Securities and Exchange Commission.

The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's assumptions, expectations of future events, or trends.

Consolidated Balance Sheets
(in thousands, except per share amounts)



		(Unaudited) June 30, 2010		December 31, 2009
ASSETS				
Investment property, net	$	1,043,627	$	1,064,305
Cash and cash equivalents		5,618		4,496
Inventory of manufactured homes		2,457		3,934
Investment in affiliates		69		1,646
Notes and other receivables		82,713		74,030
Other assets		32,940		32,954
TOTAL ASSETS	$	1,167,424	$	1,181,365
LIABILITIES				
Debt	$	1,165,736	$	1,159,442
Lines of credit		85,581		94,465
Other liabilities		39,081		38,766
TOTAL LIABILITIES		1,290,398		1,292,673
Commitments and contingencies				
STOCKHOLDERS' DEFICIT				
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued	$	-	$	-
Common stock, $0.01 par value, 90,000 shares authorized (June 30, 2010 and December 31, 2009, 21,154 and 20,635 shares issued respectively)		212		206
Additional paid-in capital		478,810		463,811
Officer's notes		(3,065)		(5,028)
Accumulated other comprehensive loss		(2,538)		(1,858)
Distributions in excess of accumulated earnings		(523,292)		(498,370)
Treasury stock, at cost (June 30, 2010 and December 31, 2009, 1,802 shares)		(63,600)		(63,600)
Total Sun Communities, Inc. stockholders' deficit		(113,473)		(104,839)
Noncontrolling interests		(9,501)		(6,469)
TOTAL STOCKHOLDERS' DEFICIT		(122,974)		(111,308)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	1,167,424	$	1,181,365

Consolidated Statements of Operations
(in thousands, except per share amounts)



	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
REVENUES				
Income from real property	$ 49,948	$ 48,497	$ 101,955	$ 99,496
Revenue from home sales	9,598	8,218	17,635	15,679
Rental home revenue	5,052	5,187	10,131	10,387
Ancillary revenues, net	108	62	334	257
Interest	1,973	1,368	3,769	2,640
Other income (loss), net	(366)	(60)	(94)	97
Total revenues	66,313	63,272	133,730	128,556
COSTS AND EXPENSES				
Property operating and maintenance	13,105	12,787	26,145	25,392
Real estate taxes	4,183	4,118	8,363	8,302
Cost of home sales	7,233	5,844	13,477	11,267
Rental home operating and maintenance	3,594	4,022	7,217	8,559
General and administrative - real property	5,627	4,900	9,117	9,066
General and administrative - home sales and rentals	1,853	1,816	3,786	3,642
Depreciation and amortization	16,404	15,915	32,977	32,119
Interest	15,455	14,739	30,560	28,984
Interest on mandatorily redeemable debt	819	835	1,636	1,670
Total expenses	68,273	64,976	133,278	129,001
Income (loss) before income taxes and equity loss from affiliates	(1,960)	(1,704)	452	(445)
Provision for state income taxes	(129)	(146)	(261)	(279)
Equity loss from affiliates	(758)	(517)	(1,577)	(490)
Loss from continuing operations	(2,847)	(2,367)	(1,386)	(1,214)
Loss from discontinued operations	-	(160)	-	(332)
Net loss	(2,847)	(2,527)	(1,386)	(1,546)
Less: amounts attributable to noncontrolling interests	(398)	(268)	(274)	(164)
Net loss attributable to Sun Communities, Inc. common stockholders	$ (2,449)	$ (2,259)	$ (1,112)	$ (1,382)
Amounts attributable to Sun Communities, Inc. common stockholders:				
Loss from continuing operations, net of state income taxes	$ (2,449)	$ (2,116)	$ (1,112)	$ (1,085)
Loss from discontinued operations, net of state income taxes	-	(143)	-	(297)
Net loss attributable to Sun Communities, Inc. common stockholders	$ (2,449)	$ (2,259)	$ (1,112)	$ (1,382)
Weighted average common shares outstanding:				
Basic	19,031	18,469	18,848	18,399
Diluted	19,031	18,469	18,848	18,399
Basic and diluted loss per share:				
Continuing operations	$ (0.13)	$ (0.11)	$ (0.06)	$ (0.05)
Discontinued operations	-	(0.01)	-	(0.02)
Basic and diluted loss per share	$ (0.13)	$ (0.12)	$ (0.06)	$ (0.07)
Cash dividends per common share:	$ 0.63	$ 0.63	$ 1.26	$ 1.26

Reconciliation of Net Loss to FFO[1]

(in thousands except for per Share amounts)

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
	2010	2009	2010	2009
Net loss	$ (2,847)	$ (2,527)	$ (1,386)	$ (1,546)
Adjustments:				
Depreciation and amortization	16,808	16,414	33,842	33,035
Benefit for state income taxes [3]	(13)	-	(24)	(13)
Gain on disposition of assets, net	(806)	(1,368)	(1,655)	(2,696)
FFO[1]	$ 13,142	$ 12,519	$ 30,777	$ 28,780
Weighted average Shares outstanding:				
Basic	21,301	20,806	21,141	20,752
Diluted	21,312	20,806	21,148	20,752
FFO[1] per weighted average Share - Basic	$ 0.62	$ 0.60	$ 1.46	$ 1.39
FFO[1] per weighted average Share - Diluted	$ 0.62	$ 0.60	$ 1.46	$ 1.39

The table below adjusts FFO[1] for certain items as detailed below.

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
	2010	2009	2010	2009
Net loss	$ (2,847)	$ (2,527)	$ (1,386)	$ (1,546)
Michigan Business Tax reversal	-	-	(740)	-
Equity affiliate adjustment	808	474	1,627	375
Adjusted net loss	(2,039)	(2,053)	(499)	(1,171)
Depreciation and amortization	16,808	16,414	33,842	33,035
Benefit for state income taxes [3]	(13)	-	(24)	(13)
Gain on disposition of assets, net	(806)	(1,368)	(1,655)	(2,696)
Adjusted FFO[1]	$ 13,950	$ 12,993	$ 31,664	$ 29,155
Adjusted FFO[1] per weighted average Share - Diluted	$ 0.66	$ 0.62	$ 1.50	$ 1.40

[3] The tax benefit for the periods ended June 30, 2010 and 2009 represents the reversal of a tax provision for potential taxes payable on the sale of company assets related to the enactment of the Michigan Business Tax. These taxes do not impact FFO[1] and would be payable from prospective proceeds of such sales.

Statement of Operations – Same Site
(in thousands except for other information)



	Three Months Ended June 30,				Six Months Ended June 30,			
	2010	**2009**	**Change**	**% Change**	**2010**	**2009**	**Change**	**% Change**
REVENUES:								
Income from real property	$ 47,227	$ 46,051	$ 1,176	2.6 %	$ 96,361	$ 94,490	$ 1,871	2.0 %
PROPERTY OPERATING EXPENSES:								
Payroll and benefits	3,933	3,762	171	4.5 %	7,756	7,455	301	4.0 %
Legal, taxes, & insurance	767	890	(123)	-13.8 %	1,377	1,664	(287)	-17.2 %
Utilities	2,693	3,000	(307)	-10.2 %	6,172	6,509	(337)	-5.2 %
Supplies and repair	2,303	2,057	246	12.0 %	3,603	3,251	352	10.8 %
Other	688	632	56	8.9 %	1,643	1,507	136	9.0 %
Real estate taxes	4,183	4,118	65	1.6 %	8,363	8,302	61	0.7 %
Property operating expenses	14,567	14,459	108	0.7 %	28,914	28,688	226	0.8 %
NET OPERATING INCOME[2]	$ 32,660	$ 31,592	$ 1,068	3.4 %	$ 67,447	$ 65,802	$ 1,645	2.5 %

	As of June 30,		
OTHER INFORMATION	**2010**	**2009**	**Change**
Number of properties	136	136	-
Developed sites	47,564	47,594	(30)
Occupied sites [4]	38,369	38,000	369
Occupancy % [4]	84.3 %	83.6 %	0.7 %
Weighted average monthly rent per site [5]	$ 409	$ 399	10

[4] Occupied sites and occupancy % include manufactured housing and permanent recreational vehicle sites, and exclude seasonal recreational vehicle sites.

[5] Average rent relates only to manufactured housing sites, and excludes permanent and seasonal recreational vehicle sites.

Rental Program Summary
(in thousands except for *)



	Three Months Ended June 30,				Six Months Ended June 30,			
	2010	**2009**	**Change**	**% Change**	**2010**	**2009**	**Change**	**% Change**
REVENUES:								
Rental home revenue	$ 5,052	$ 5,187	$ (135)	-2.6 %	$ 10,131	$ 10,387	$ (256)	-2.5 %
Site rent included in income from real property	7,118	6,673	445	6.7 %	14,134	13,123	1,011	7.7 %
Rental program revenue	12,170	11,860	310	2.6 %	24,265	23,510	755	3.2 %
EXPENSES:								
Payroll and commissions	438	596	(158)	-26.5 %	938	1,379	(441)	-32.0 %
Repairs and refurbishment	1,744	1,977	(233)	-11.8 %	3,348	3,968	(620)	-15.6 %
Taxes and insurance	812	776	36	4.6 %	1,595	1,546	49	3.2 %
Marketing and other	600	673	(73)	-10.8 %	1,336	1,666	(330)	-19.8 %
Rental program operating and maintenance	3,594	4,022	(428)	-10.6 %	7,217	8,559	(1,342)	-15.7 %
NET OPERATING INCOME[2]	$ 8,576	$ 7,838	$ 738	9.4 %	$ 17,048	$ 14,951	$ 2,097	14.0 %

Occupied rental home information as of June 30, 2010 and 2009:

Number of occupied rentals, end of period*					5,953	5,780	173	3.0 %
Cost of occupied rental homes					$ 190,320	$180,967	$ 9,353	5.2 %
Number of sold rental homes*					392	346	46	13.3 %
Weighted average monthly rental rate*					$ 729	$ 726	$ 3	0.4 %